
03040429

OUR MISSION IS TO BE THE BEST INDUSTRIAL DISTRIBUTOR IN THE WORLD


MSC
Industrial Direct Co., Inc.

2003 ANNUAL REPORT

MSC INDUSTRIAL DIRECT CO., INC
FINANCIAL HIGHLIGHTS

Fiscal Year Ended	9/1 **2001**	8/31 **2002**	**8/30** **2003**
(In thousands, except per share data)	(53 wks)	(52 wks)	**(52 wks)**
CONSOLIDATED INCOME STATEMENT DATA:			
Net sales	$869,231	$793,976	**$844,663**
Gross profit	375,140	346,160	**379,698**
Income from operations	86,396	59,975	**82,938**
Net income	39,905	36,415	**52,092**
Net income per common share:			
Diluted	.57	.51	**.77**
Weighted average common shares outstanding:			
Diluted	69,449	70,783	**67,912**
SELECTED OPERATING DATA:			
Active customers	315	329	**343**
Approximate Number of SKUs	460	500	**530**
Orders entered	3,985	3,721	**3,777**
Number of publications mailed	37,700	36,000	**33,500**
CONSOLIDATED BALANCE SHEET DATA (AT PERIOD END):			
Working capital	$281,673	$299,260	**$353,940**
Total assets	553,317	562,948	**618,970**
Shareholders' equity	$466,143	$474,679	**$510,355**

NET INCOME (in millions)



$46.0
$46.2
$39.9
$36.4
$52.1
$60
$50
$40
$30
$20
$10
$0
1999
2000
2001
2002
2003

EARNINGS PER SHARE (diluted)



$.67
$.68
$.57
$.51
$.77
$.80
$.70
$.60
$.50
$.40
$.30
$.20
$.10
$0
1999
2000
2001
2002
2003


MSC
Industrial
Direct Co., Inc.

OUR MISSION IS TO BE THE BEST INDUSTRIAL DISTRIBUTOR IN THE WORLD AS MEASURED BY ASSOCIATES, CUSTOMERS, OWNERS AND SUPPLIERS






WALL ST



Dear Fellow Shareholder:

By any standard, fiscal 2003 was a year of success and progress at MSC Industrial Direct. While the operating environment continued to pose challenges, our financial performance was strong throughout the year – a clear reflection of the power of both our business model and our ability to execute. We won market share, kept a close eye on costs, maintained financial discipline and continued to reduce the cyclicality of our business by focusing on end-market diversification. At the same time, we never wavered from the commitments to service and quality that have been part of the DNA of this organization since it was founded in 1941.

In short, we're proud to report that our fiscal 2003 initiatives, actions and results honor our corporate mission to be the best industrial distributor in the world as measured by associates, customers, owners and suppliers. We take this mission seriously and recognize that achieving it depends upon an uncompromising drive to work hard, work smart, deliver what we promise and remember that meeting – and striving to exceed – the needs of all of our stakeholders is our first priority.

SUPERIOR FINANCIAL PERFORMANCE

For the past year, the performance of the durable goods manufacturing sector continued to disappoint. While we saw occasional early signals during the year that a rebound might be in the works, there was no sustained evidence of a marketplace recovery. And so 2003 marked the third consecutive year of a manufacturing downturn. Yet, as a company, MSC did not dwell on those factors we cannot control. Rather, we remained squarely focused on the tools and strategies that are in our command. This includes sound financial management and cost controls; superior service levels and value added services; and taking advantage of the substantial operating leverage that exists within our infrastructure.

This focus generated strong financial results. For the year, net sales rose 6.4% to $844.7 million from $794.0 million in fiscal 2002. The growth is attributable to market share gains in our core industrial business as well as increased sales to non-industrial customers. Expanding the non-industrial segment of our business has been a key business strategy – and it's working. Non-industrial customers represented 28% of total sales this year, up from 20% just three years ago.


NET SALES (in millions)
$683
$831
$869
$794
$845
$1000
$800
$600
$400
$200
$0
1999
2000
2001
2002
2003


INCOME FROM OPERATIONS (in millions)
$77.1
$82.0
$86.4
$60.0
$82.9
100
80
60
40
20
0
1999
2000
2001
2002
2003

In fiscal 2003, MSC also realized benefits from the investments we made in our infra[illegible] recent years. In the mid-to-late 1990s, we set out to build an organization that could su[illegible] $1.5 billion in sales. We built three distribution centers to fill in and expand our ability to se[illegible] al accounts and non-industrial customers. We invested in technology that would enhance s[illegible] accuracy, lower costs and add value for customers. While those investments are largely be[illegible] expect that many of the rewards are yet to come. Clearly, they are evident in our fiscal 2003 resu[illegible] MSC's revenue growth of 6.4%, we increased gross margins by 140 basis points and converted a s[illegible] stantial portion of incremental revenues into operating income. Fiscal 2003 operating margins were 9.8%, up from 7.6% a year ago, and reached 10.3% in the fourth quarter. Income from operations was $82.9 million, up 38.2% from $59.9 million in the previous fiscal year. Net income rose 43.1% to $52.1 million, or $0.77 per diluted share, from $36.4 million, or $0.51 per diluted share, in fiscal 2002.

The company's balance sheet also remains rock solid. We generated free cash flow of $74 million in fiscal 2003, representing the third year in a row with free cash flow in excess of $70 million. We believe free cash flow (defined as net cash provided by operating activities less expenditures for property, plant and equipment) to be an important indicator of the Company's financial strength and the ability to generate liquidity because it reflects cash generated from operations that can be used for strategic initiatives, dividends, and repurchases of the Company's stock. At year's end, cash balances were $114.3 million, and the company was free of significant long-term debt.

Confidence in the strength of MSC's financial position has also led the Board to institute a regular quarterly cash dividend of $0.05 per share. This is enabling us to enhance shareholder value while maintaining significant liquidity with which to continue our growth strategy. The first dividend was paid on August 11, 2003.

OUR STRONG PERFORMANCE REFLECTS THE POWER OF OUR BUSINESS MODEL AND OUR ABILITY TO EXECUTE.

SUPERIOR QUALITY AND SERVICE


NUMBER OF SKU'S (in thousands)
370
410
460
500
530
600
500
400
300
200
100
0
1999 2000 2001 2002 2003

Over time, the expectations of our customers change very little. What they look for – and deserve – is best-in-class service and the ability to consistently lower costs over time. For a distributor to meet those expectations, however, the bar is always rising. As a company with a national distribution network, advanced information systems and a team of outstanding associates, MSC welcomes the challenge. Today, our service quality is among the best, if not the best, as measured by nearly every relevant yardstick – and it is our mission to maintain that distinction.


ACTIVE CUSTOMERS (in thousands)
254
292
315
329
343
350
300
250
200
150
100
50
0
1999 2000 2001 2002 2003

Even as our product offering has grown to exceed 500,000 stock-keeping units (SKUs), order fulfillment rates stand at approximately 99%. Order accuracy levels are 99.9%, with nearly all orders processed and shipped on a same-day basis. The high quality of our customer service and support is evidenced by our consistently outstanding customer feedback.

Delivering quality and service to our customers is part of the very fiber of this company. It helps drive our people, our capital investment decisions, our relationships with suppliers and our strategic growth plans. MSC's commitment to service also goes a long way toward explaining our success in taking market share and expanding our customer base in the midst of a protracted manufacturing downturn. By the end of fiscal 2003, our total customer roster topped 343,000, up approximately 4% for the year.

NET PROGRESS


MSCDIRECT.COM REVENUE (in millions)
$35
$60
$90
100
80
60
40
20
0
2001 2002 2003

Another important way MSC delivers high-quality service is enabling customers to interact with us however they choose. Our Internet business, MSCDirect.com, originally launched three years ago, continues to gain customer acceptance for its convenience, reliability and many user-friendly features, such as access to real-time inventory information and work-flow tools that enhance supply-chain management. MSCDirect.com sales reached $90 million in fiscal 2003, up 50% from approximately $60.0 million last year.

SHARED MISSION

We've said many times that effective execution is an essential factor in MSC's [illegible] also be said that the essential factor in our ability to execute is our people. Across MSC, [illegible] of associates that is truly committed to our shared mission to be the best. When we [illegible] because of them. We appreciate the energy and dedication each associate demonstrates [illegible]

As a company, we're mindful that this spirit must exist throughout the organization. [illegible] were delighted to promote David Sandler to the position of President. David first joined MSC [illegible] Over the years, he's had several senior-level promotions. In 2000, he was named Chief Opera[illegible] a position he will continue to hold. David knows our business but, just as important, he shares [illegible] values and ethics of this company. We are fortunate to have him on board.

Our values are also reflected in initiatives MSC is implementing to further enhance corpora[illegible] ernance. We have taken steps to adjust the composition of the Board to ensure a majority of indep[illegible] ent directors. In addition, we are instituting a new committee of the Board, the nominating/corp[illegible] governance committee. We firmly believe that strong corporate governance is in the best interests of [illegible] stakeholders, and are committed to keeping pace with emerging best practices.

OUTLOOK

At the time of this writing, we are cautiously optimistic that the durable goods manufacturing sec-tor is showing signs of stabilizing. There are even some signs of a nascent recovery.

However, we're not counting on it. Rather, we're focusing on the factors over which we do have con-trol. And we do so with a strong measure of confidence. The infrastructure we have built is sophisti-cated, efficient and has significant operating leverage. Our customer base is large and growing. Our strategy of end-market diversification is making strides. Our ability to deliver quality and service has never been stronger. And our team of associates is second to none.

So we begin a new fiscal year by reaffirming our mission to be the best industrial distributor in the world. We're looking forward to reporting to all of our stakeholders – associates, customers, owners and suppliers – on our progress in the year ahead.





Mitchell Jacobson
Chairman and Chief Executive Officer

David Sandler
President and Chief Operating Officer

MSC Industrial Direct Co., Inc.

LEGEND

- ● Branch Office
- ★ Distribution Center

LOCATIONS

MSC's branches and distribution centers strategically located throughout the United States are able to process and ship nearly all orders on a same-day basis.


SALE


04
03
03
02

MSC INDUSTRIAL DIRECT CO., INC.
2003 FINANCIAL REPORT

SELECTED CONSOLIDATED FINANCIAL DATA

The following selected financial information is qualified by reference to, and should be read in conjunction with, the Company's consolidated financial statements and the notes thereto, and "Management's Discussion and Analysis of Financial Condition and Results of Operations" contained elsewhere herein. The selected consolidated income statement data for the fiscal years ended September 1, 2001, August 31, 2002 and August 30, 2003 and the selected consolidated balance sheet data as of August 31, 2002 and August 30, 2003 are derived from MSC's audited consolidated financial statements which are included elsewhere herein see "Management's Discussion and Analysis of Financial Condition and Results of Operations". The selected consolidated income statement data for the fiscal year ended August 26, 2000 and the selected consolidated balance sheet data as of September 1, 2001, and August 26, 2000 are derived from MSC's audited consolidated financial statements not included herein. The selected consolidated income statement data for the fiscal year ended August 28, 1999 and the selected consolidated balance sheet data as August 28, 1999 are derived from MSC's unaudited consolidated financial statements not included herein.

Fiscal Year Ended	8/28 1999	8/26 2000	9/1 2001	8/31 2002	**8/30 2003**
	(52 wks)	(52 wks)	(53 wks)	(52 wks)	**(52 wks)**
(In thousands, except per share data)	(Unaudited)				
CONSOLIDATED INCOME STATEMENT DATA:					
Net sales	$683,420	$831,294	$869,231	$793,976	**$844,663**
Gross profit	288,936	333,692	375,140	346,160	**379,698**
Operating expenses	211,875	251,665	288,744	286,185	**296,760**
Income from operations	77,061	82,027	86,396	59,975	**82,938**
Income taxes	30,037	30,680	32,834	23,773	**32,321**
Net income	46,003	46,166	39,905	36,415	**52,092**
Net income per common share:					
Basic	.69	.69	.59	.53	**.78**
Diluted	.67	.68	.57	.51	**.77**
Weighted average common shares outstanding:					
Basic	67,056	67,215	68,198	68,918	**66,537**
Diluted	68,317	68,203	69,449	70,783	**67,912**
SELECTED OPERATING DATA: (1)					
Active customers	254	292	315	329	**343**
Approximate Number of SKUs	370	410	460	500	**530**
Orders entered	3,429	3,703	3,985	3,721	**3,777**
Number of publications mailed	22,800	28,800	37,700	36,000	**33,500**
Number of publication titles *(not in thousands)*	90	100	105	98	**91**
CONSOLIDATED BALANCE SHEET DATA (AT PERIOD END):					
Working capital	$248,070	$290,829	$281,673	$299,260	**$353,940**
Total assets	514,384	576,609	553,317	562,948	**618,970**
Short-term debt	306	244	214	213	**169**
Long-term debt, net of current portion	69,468	68,398	1,517	1,308	**1,132**
Shareholders' equity	$356,492	$415,805	$466,143	$474,679	**$510,355**

(1) See "Management's Discussion and Analysis of Financial Condition and Results of Operations – General."

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

GENERAL

Our objective is to become the preferred supplier of industrial products for companies throughout the United States. We intend to increase sales to existing customers and diversify our customer base by:

- Expanding next day ground delivery into new markets, targeting the circulation of our master catalog and our direct mail campaign;
- developing government and national account programs;
- increasing the number of product lines and SKUs offered including generic and imported products;
- continually developing technological innovations employing modern technologies to reduce our customers' costs and utilizing extensive e-commerce capabilities, making it even easier and more appealing to do business with MSC;
- maintaining excellent customer support service; and
- increasing the productivity of our direct sales force.

In the future, we intend to take advantage of the additional products offered and our expanded distribution capabilities by further increasing our direct marketing efforts; however, the costs associated with our direct marketing program will be incurred substantially in advance of increased sales and may negatively impact operating margins in the short term. Such costs are expected to be offset, in part, by increases in vendor funded co-op payments which will offset a portion of the catalog and mailing expenses. There can be no assurance that continued expansion of our direct mail marketing program will result in new customers or an increase in sales from existing customers.

RESULTS OF OPERATIONS

The following table summarizes MSC's historical consolidated results of operations as a percentage of net sales for the three most recent fiscal years.

Fiscal Year Ended	9/1 *2001	8/31 2002	**8/30 2003**
Net sales (dollars in thousands)	$869,231	$793,976	**$844,663**
Net sales	100.0%	100.0%	**100.0%**
Gross profit	43.2	43.6	**45.0**
Operating expenses	33.2	36.0	**35.1**
Income from operations	9.9	7.6	**9.8**
Net income	4.6	4.6	**6.2**

* 53 weeks

FISCAL YEAR ENDED AUGUST 30, 2003 COMPARED TO FISCAL YEAR ENDED AUGUST 31, 2002

Net sales increased by $50.7 million, or 6.4%, to $844.7 million during fiscal 2003 from $794.0 million in fiscal 2002. This increase was primarily the result of an increase in sales to existing customers and an increase in the number of active customers (which increased approximately 4.2% in fiscal 2003, as compared to fiscal 2002).

Gross profit increased by $33.5 million, or 9.7%, to $379.7 million during fiscal 2003 from $346.2 million in fiscal 2002. As a percentage of net sales, gross profit increased from 43.6% to 45.0%. The increase in gross profit as a percentage of net sales was the result of modest price increases, vendor rebates, continued favorable product mix, favorable discounts obtained from vendors and the success of the Company's efforts to increase gross profit margins with new and existing customers.

Operating expenses increased by $10.6 million, or 3.7%, to $296.8 million during fiscal 2003 from $286.2 million in fiscal 2002. The increase in operating expenses in dollars was primarily the result of an increase in payroll and payroll related expenses due to annual salary increases, increased medical and other benefit related costs offset by a decrease in the number of associates and an increase in freight expense as compared to fiscal 2002. These increases were partially offset by a decrease in advertising expense primarily due to a planned reduction in the number of publications mailed. As a percentage of net sales, operating expenses decreased from 36.0% to 35.1%, primarily as the result of the allocation of fixed expenses over a larger revenue base.

Income from operations increased by $22.9 million, or 38.2%, to $82.9 million during fiscal 2003 from $60.0 million in fiscal 2002. The increase was primarily attributable to an increase in gross profit margin, offset in part by an increase in operating expenses. Interest income, net increased by $0.4 million to $1.4 million in fiscal 2003 from $1.0 million in fiscal 2002. The increase in net interest income is a result of more invested cash, partially offset by lower interest rates.

Provision for income taxes. The effective tax rate was approximately 38.3% and 39.5% for fiscal 2003 and fiscal 2002, respectively. The decrease in the effective tax rate is primarily a result of charitable contributions made during fiscal 2003. Excluding the effect of these contributions, the effective tax rate is approximately 39.8% and 39.5% for fiscal 2003 and fiscal 2002, respectively.

Net income. Net income increased by $15.7 million, or 43.1%, to $52.1 million in fiscal 2003 from $36.4 million in fiscal 2002. The factors which affected net income have been discussed above. Diluted earnings per share increased to $.77 for fiscal 2003 from $.51 for fiscal 2002. This is the result of the increase in net income in fiscal 2003 and a decrease in the diluted weighted average shares primarily due to the repurchase of the Company's outstanding Class A stock which is now reflected as treasury stock.

FISCAL YEAR ENDED AUGUST 31, 2002 COMPARED TO FISCAL YEAR ENDED SEPTEMBER 1, 2001

Net sales decreased by $75.2 million, or 8.7%, to $794.0 million during fiscal 2002 from $869.2 million in fiscal 2001. This decrease was primarily attributable to a decline in sales to existing customers who were negatively affected by weakness in the industrial sector, the events of September 11th and the inclusion of an extra week in fiscal 2001, (the Company's fiscal years contain either 52 or 53 weeks). Average daily sales declined slightly in fiscal 2002 as compared to fiscal 2001.

Gross profit decreased by $28.9 million, or 7.7%, to $346.2 million during fiscal 2002 from $375.1 million in fiscal 2001. The dollar decrease in gross profit was due to the aforementioned net sales reduction. As a percentage of net sales, gross profit increased from 43.2% to 43.6%, primarily as a result of a favorable change in selling price product mix and the success of the Company's efforts to increase gross profit margins with new and existing customers.

Operating expenses decreased by $2.5 million, or 0.9%, to $286.2 million during fiscal 2002 from $288.7 million in fiscal 2001. The decrease in operating expenses in dollars was a result of decreased amortization of goodwill expense, cost reduction programs initiated in fiscal 2002 and a decline in volume related variable expenses. These expenses were partially offset by the increase in payroll and benefit related costs as compared to fiscal 2001. In addition fiscal 2001 had contained 53 weeks of operating expenses, as discussed above. As a percentage of net sales, operating expenses increased from 33.2% to 36.0%, primarily the result of the distribution of fixed expenses over a relatively lower net sales base. Effective at the beginning of fiscal 2002, the Company adopted SFAS No. 142. In accordance with this standard, amortization expense on goodwill in the amount of approximately $1.8 million was not required to be recorded and is not included in operating expense in fiscal 2002 as compared to the amount recorded in fiscal 2001.

Income from operations decreased by $26.4 million, or 30.6%, to $60.0 million during fiscal 2002 from $86.4 million in fiscal 2001. The decrease was primarily attributable to the decrease in net sales described above, although results were favorably impacted by the increased gross profit margins described above.

Interest income (expense), net. Net interest income was $1.0 million in fiscal 2002 compared to net interest expense of $3.5 million in fiscal 2001. The change from net interest expense to net interest income reflects the Company's repayment of almost all of its outstanding debt during fiscal 2001. As a result, the Company now has net interest income in fiscal 2002, resulting from invested cash and cash equivalents.

Provision for impairment in carrying value of investments. In fiscal years 2002 and 2001, the Company recorded an impairment charge of $0.7 million and $10.3 million, respectively, related to the impairment of the Company's minority investments in several online MRO businesses. There is no remaining net carrying value of these investments as of August 31, 2002.

Provision for income taxes. The effective tax rate was approximately 39.5% and 45.1% for fiscal 2002 and fiscal 2001, respectively. The decrease in the effective tax rate is a direct result of limited tax benefits from the Internet investment impairment charge recorded in fiscal 2001. Excluding the effect of this impairment charge, the effective tax rate is approximately 39.5% and 40.0% for fiscal 2002 and fiscal 2001, respectively.

Net income. Net income decreased by $3.5 million, or 8.8%, to $36.4 million in fiscal 2002 from $39.9 million in fiscal 2001. Diluted earning per share were $.51 and $.57 for fiscal 2002 and fiscal 2001, respectively. Without taking into account the impairment charge recorded on the Company's minority investment in several online MRO businesses net income would have been $36.8 million or $.52 per diluted share in fiscal 2002 as compared to $49.8 million or $.72 per diluted share in fiscal 2001. The factors which affected net income and diluted earnings per share have been discussed above.

QUARTERLY RESULTS AND SEASONALITY

The following table sets forth unaudited financial data for each of MSC's last eight fiscal quarters.

	Year Ended 8/31/2002				**Year Ended 8/30/2003**			
(Dollars in thousands)	1Q	2Q	3Q	4Q	**1Q**	**2Q**	**3Q**	**4Q**
(Unaudited)								
CONSOLIDATED INCOME STATEMENT DATA:								
Net sales	$188,852	$194,791	$208,592	$201,741	**$210,692**	**$209,633**	**$215,571**	**$208,767**
Gross profit	82,268	85,117	90,704	88,071	**94,517**	**94,962**	**96,862**	**93,357**
Income from operations	12,928	13,730	17,991	15,326	**20,370**	**20,018**	**20,947**	**21,603**
Net income	7,932	8,477	11,054	8,952	**12,481**	**12,752**	**13,168**	**13,691**
Net income per share								
Basic	.12	.12	.16	.13	**.19**	**.19**	**.20**	**.21**
Diluted	.11	.12	.15	.13	**.19**	**.19**	**.19**	**.20**

We have generally experienced slightly lower sales volumes during the summer months, and we expect this trend to continue in the foreseeable future. As a result, net income in the fourth fiscal quarter is historically somewhat lower than in the third fiscal quarter, due largely to the continuation of our fixed costs during slower sales periods.

LIQUIDITY AND CAPITAL RESOURCES

Our primary capital needs have been to fund the working capital requirements necessitated by our sales growth, adding new products, and facilities expansions. Our primary sources of financing have been cash from operations, supplemented by bank borrowings under our credit facility. Working capital increased from $299.3 million in fiscal 2002 to $353.9 million in fiscal 2003. This is primarily the result of the increase in cash and cash equivalents from $60.0 million in fiscal 2002 to $114.3 million in fiscal 2003. Total Assets increased from $562.9 million in fiscal 2002 to $619.0 million in fiscal 2003. We anticipate cash flows from operations, available cash resources and available lines of credit will be adequate to support our operations for the next 12 months.

Under the terms of the credit facility, the maximum permitted borrowings are $110.0 million under an unsecured revolving credit agreement. Interest on amounts borrowed may be paid at a rate per annum equal to the bank's base rate (4.0% at August 30, 2003) or, alternatively, at the bankers' acceptance rate or LIBOR rate plus margins, which vary from per annum based on the ratio of total liabilities to effective net worth, or bid note rate. This credit facility contains certain covenants limiting mergers, use of proceeds, indebtedness, liens, investments, sales of assets, acquisitions, and payment of dividends. This credit facility also contains certain standard financial covenants. As of August 30, 2003 the Company had no outstanding borrowings under this agreement and was in compliance with all financial covenants.

Net cash provided by operating activities for the fiscal years ended August 30, 2003 and August 31, 2002 was $83.7 million and $84.9 million respectively. The decrease of approximately $1.2 million in net cash provided from operations resulted from investment in working capital to support an increase in net sales, principally offset by fluctuations in net deferred tax liabilities and higher net income.

Net cash used in investing activities for the fiscal years ended August 30, 2003 and August 31, 2002 were $9.6 million and $7.8 million, respectively. The net usage of cash in fiscal 2003 and fiscal 2002 were primarily attributable to expenditures for property, plant and equipment.

Net cash used in financing activities for the fiscal years ended August 30, 2003 and August 31, 2002 were $19.7 million and $29.5 million, respectively. The decrease of approximately $9.8 million in net cash used in financing activities for fiscal 2003 was attributable to the reduction in purchases of Class A treasury stock, partially offset by the quarterly cash dividend paid to shareholders and lower proceeds from the exercise of common stock options.

On September 26, 2002, the Board of Directors approved the replenishment of the Company's share buyback program, which authorized the repurchase of up to 5 million shares of Class A common stock on the open market. The stock repurchase plan allows the Company to repurchase shares at any time and in any increments it deems appropriate. In fiscal 2003 the Company repurchased 1.3 million shares in the open market at a total cost of approximately $22.6 million, of this amount 1.0 million shares were repurchased in the fourth quarter at a total cost of approximately $19.6 million. The Company reissued approximately 82,000 shares of treasury stock during fiscal 2003 to fund the associate stock purchase plan. The Company currently anticipates that it may make further repurchases based upon market conditions. The Company has adequate cash reserves to fund such future repurchases.

On July 10, 2003, the Board of Directors instituted a policy of regular quarterly cash dividends to shareholders at the rate of $0.05 per share, or $0.20 per share annually. The first dividend was paid on August 11, 2003 for approximately $3.3 million to shareholders of record at the close of business on July 31, 2003. On October 29, 2003 the Board of Directors approved a second dividend of $.05 per share payable on November 26, 2003 to shareholders of record at the close of business on November 17, 2003. The dividend will result in an anticipated payout of approximately $3.3 million based on the number of shares currently outstanding. The provisions of the Company's revolving credit agreement limit the payment of dividends in each fiscal year to 50% of net income in the immediately preceding fiscal year plus $10.0 million.

RELATED PARTY TRANSACTIONS

The Company is affiliated with various real estate entities (together, the "Affiliates") which are owned primarily by the Company's principal shareholders. The Company paid rent under operating leases to Affiliates for fiscal 2003, 2002, and 2001 of approximately $1.9 million, $1.7 million and $1.7 million, respectively. In the opinion of the Company's management, based on its market research, the leases with Affiliates are on terms which approximate fair market value. See Note 11 to the Consolidated Financial Statements and "Contractual Obligations" below for discussion of related-party transactions with the various real estate entities.

CONTRACTUAL OBLIGATIONS

Certain of the operations of the Company are conducted on leased premises, some of which are leased from Affiliates. The leases (most of which require the Company to provide for the payment of real estate taxes, insurance and other operating costs) are for varying periods, the longest extending to the year 2023. In addition, the Company is obligated under certain equipment and automobile operating leases, which expire on varying dates through 2007. At August 30, 2003, approximate minimum annual rentals on such leases are as follows (in thousands):

Fiscal Year	Total (Including Related Party Commitments)	Related Party Commitments
2004	$ 5,887	$ 1,859
2005	4,355	1,797
2006	3,762	1,797
2007	2,426	1,808
2008	2,045	1,803
Thereafter	26,726	26,400
	$45,201	$35,464

The Company believes that existing cash balances together with cash generated from operations and amounts available under the Company's $110 million credit facility will be sufficient to meet the Company's projected working capital and other cash flow requirements for the next five years. As of August 30, 2003, the Company was in compliance with the covenants set forth in the Company's credit facility.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF CRITICAL ACCOUNTING POLICIES AND ESTIMATES.

The Company's significant accounting policies are more fully described in the notes to the consolidated financial statements. On an on-going basis, the Company evaluates its estimates, including those related to bad debts, inventories, goodwill, contingencies and litigation. The Company bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.

Concentrations of Credit Risk

The Company's mix of receivables is diverse, with approximately 343,000 combined active customer accounts defined as customers who have purchased from MSC in the preceding twelve months. The Company sells its products primarily to end-users. The Company performs periodic credit evaluations of its customers' financial condition and collateral is not required. Receivables are generally due within 30 days. The Company evaluates the collectibility of accounts receivable based on numerous factors, including past transaction history with customers and their credit-worthiness. Initially, the Company estimates an allowance for doubtful accounts as a percentage of net sales based on historical bad debt experience. This estimate is periodically adjusted when the Company becomes aware of a specific customer's inability to meet its financial obligations (e.g. bankruptcy, etc.), or as a result of changes in the overall aging of accounts receivable.

The Company maintains the majority of its cash and cash equivalents with high quality financial institutions. Deposits held with banks may exceed insurance limits. These deposits may be redeemed upon demand and therefore bear minimal risk.

Inventory Valuation

Inventories consist of merchandise held for resale and are stated at the lower of weighted average cost (using the first-in, first-out method) or market. Management evaluates the need to record adjustments for impairment of inventory on a quarterly basis. Slow moving inventory, obsolete inventory or inventory in excess of management's estimated usage is written-down, using historical data and reasonable assumptions, to its estimated market value, if less than its cost. Inherent in the estimates of market value are management's estimates related to customer demand, technological and/or market obsolescence, possible alternative uses and ultimate realization of excess inventory.

Deferred Catalog Costs

The costs of producing and distributing the Company's principal catalogs are deferred ($14.2 million and $14.0 million at August 30, 2003 and August 31, 2002, respectively) and included in other assets in the Company's consolidated balance sheets in accordance with SOP 93-7, "Reporting on Advertising Costs." These costs are charged to expense over the period that the catalogs remain the most current source of sales, which period is typically one year or less. The costs associated with brochures and catalog supplements are charged to expense as distributed.

Revenue Recognition

The Company recognizes revenue upon shipment of products to its customers. The Company reports its sales net of the amount of actual sales returns and the amount of reserves established for anticipated sales returns based upon historical return rates.

Recently Issued Accounting Pronouncements

In June 2002, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standard ("SFAS") No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." SFAS No. 146 nullifies Emerging Issues Task Force ("EITF") Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity," under which a liability for an exit cost was recognized at the date of an entity's commitment to an exit plan. SFAS No. 146 requires that a liability for a cost associated with an exit or disposal activity be recognized at fair value when the liability is incurred. The provisions of this statement are effective for exit or disposal activities that are initiated after December 31, 2002. The adoption of this statement did not have a material impact on the Company's consolidated financial statements.

In November 2002, the FASB reached a consensus on EITF Issue No. 02-16, Accounting by a Reseller for Cash Consideration Received from a Vendor. EITF Issue No. 02-16 addresses how a reseller of a vendor's product should account for cash consideration received from a vendor and how to measure that consideration in its income statement. Certain provisions of EITF No. 02-16 were effective November 22, 2002 and other provisions were effective after December 31, 2002. The EITF did not have a material impact on the Company's consolidated financial statements.

In January 2003, the FASB issued Interpretation No. 46 ("FIN 46"), "Consolidation of Variable Interest Entities", which clarifies the application of Accounting Research Bulletin No. 51, "Consolidated Financial Statements", relating to consolidation of certain entities. First, FIN 46 requires identification of the Company's participation in variable interests entities ("VIE"), which are defined as entities with a level of invested equity that is not sufficient to fund future activities to permit them to operate on a standalone basis, or whose equity holders lack certain characteristics of a controlling financial interest. Then, for entities identified as VIE, FIN 46 sets forth a model to evaluate potential consolidation based on an assessment of which party to the VIE, if any, bears a majority of the exposure to its expected losses, or stands to gain from a majority of its expected returns. FIN 46 also sets forth certain disclosures regarding interests in VIE that are deemed significant, even if consolidation is not required. The standard is effective during the first quarter of fiscal 2004. The adoption of this standard is not expected to have a material impact on the Company's consolidated financial statements.

In January 2003, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation Transition and Disclosure," to provide alternative methods of transition for an entity that voluntarily changes to the fair value-based method of accounting for stock-based employee compensation. This statement also amends the disclosure provisions of that statement to require prominent disclosure about the effects on reported net income of an entity's accounting policy decisions with respect to stock-based employee compensation. Finally, the statement amends APB Opinion No. 28, "Interim Financial Reporting," to require disclosure about those effects in interim financial information. The amendments to APB Opinion No. 28 are effective for financial reports containing condensed financial statements for interim periods beginning after December 15, 2002. The disclosure provisions of this statement were adopted during the third quarter ended May 31, 2003.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The Company's principal financial instrument is long-term notes payable under a credit agreement. The Company is affected by market risk exposure primarily through the effect of changes in interest rates on amounts payable by the Company under this credit agreement. Changes in these factors cause fluctuations in the Company's net income and cash flows. The agreement allows the Company maximum borrowings of $110.0 million under a revolving credit agreement. At August 30, 2003, the Company had no outstanding borrowings and was in compliance with all financial covenants. The agreement bears interest at the bank's base rate (4.0% at August 30, 2003), or, alternatively, at the bankers acceptance rate or LIBOR rate plus margins, which vary from 0.65% to 1.25% per annum based on the ratio of total liabilities to effective net worth, or bid note rate. The Company does not make material use of derivative financial instruments to hedge against changes in interest rates or for any other purpose.

The Company also has a long term note payable in the amount of approximately $1.2 million to the Pennsylvania Industrial Development Authority which is secured by the land on which the Harrisburg, Pennsylvania distribution center is located, which bears interest at 3% per annum and is payable in monthly installments of approximately $20,000 through September 2011.

In addition, the Company's interest income is most sensitive to changes in the general level of U.S. interest rates. In this regard, changes in U.S. interest rates affect the interest earned on the Company's cash equivalents.

REPORT OF INDEPENDENT AUDITORS

To the Shareholders and the Board of Directors
MSC Industrial Direct Co., Inc. and Subsidiaries

We have audited the accompanying consolidated balance sheets of MSC Industrial Direct Co., Inc. and Subsidiaries as of August 30, 2003 and August 31, 2002, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended August 30, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of MSC Industrial Direct Co., Inc. and Subsidiaries at August 30, 2003 and August 31, 2002, and the consolidated results of their operations and their cash flows for each of the three years in the period ended August 30, 2003, in conformity with accounting principles generally accepted in the United States.

As discussed in Note 2 to the accompanying consolidated financial statements, effective September 2, 2001, the Company adopted the provisions of Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets.

Ernst + Young LLP

November 3, 2003
Melville, NY

CONSOLIDATED BALANCE SHEETS

(In thousands, except share data)

For The Fiscal Years Ended	8/30 2003	8/31 2002
ASSETS		
CURRENT ASSETS:		
Cash and cash equivalents	**$114,294**	$ 59,978
Accounts receivable, net of allowance for doubtful accounts of $2,617 and $3,114, respectively	**93,598**	94,322
Inventories	**201,602**	205,563
Prepaid expenses and other current assets	**12,039**	6,690
Deferred income taxes	**11,051**	4,339
Total current assets	**432,584**	370,892
PROPERTY, PLANT AND EQUIPMENT, net	**106,935**	112,721
OTHER ASSETS:		
Goodwill	**63,202**	63,202
Other	**16,249**	16,133
	79,451	79,335
Total Assets	**$618,970**	$562,948
LIABILITIES AND SHAREHOLDERS' EQUITY		
CURRENT LIABILITIES:		
Accounts payable	**$ 30,069**	$ 31,561
Accrued liabilities	**48,406**	39,858
Current portion of long-term notes payable	**169**	213
Total current liabilities	**78,644**	71,632
LONG-TERM NOTES PAYABLE	**1,132**	1,308
DEFERRED INCOME TAX LIABILITIES	**28,839**	15,329
Total liabilities	**108,615**	88,269
COMMITMENTS AND CONTINGENCIES (Note 11)		
SHAREHOLDERS' EQUITY:		
Preferred stock; $0.001 par value; 5,000,000 shares authorized; none issued and outstanding	**–**	–
Class A common stock; $0.001 par value; 100,000,000 shares authorized; 38,825,572 and 38,571,254 shares issued, 33,642,511 and 34,589,254 shares outstanding, respectively	**39**	38
Class B common stock; $0.001 par value; 50,000,000 shares authorized; 32,137,294 shares, issued and outstanding	**32**	32
Additional paid-in capital	**261,849**	253,564
Retained earnings	**331,568**	283,348
Treasury stock, at cost, 5,183,061 and 3,982,000 shares, respectively	**(83,133)**	(62,303)
Total shareholders' equity	**510,355**	474,679
Total Liabilities and Shareholders' Equity	**$618,970**	$562,948

See accompanying notes.

CONSOLIDATED STATEMENTS OF INCOME

(In thousands, except net income per share data)

For The Fiscal Years Ended	8/30 2003	8/31 2002	9/1 2001
NET SALES	**$844,663**	$793,976	$869,231
COST OF GOODS SOLD	**464,965**	447,816	494,091
Gross profit	**379,698**	346,160	375,140
OPERATING EXPENSES	**296,760**	286,185	288,744
Income from operations	**82,938**	59,975	86,396
OTHER INCOME (EXPENSE):			
Interest expense	**(46)**	(61)	(3,947)
Interest income	**1,433**	1,057	420
Provision for impairment in carrying value of Investments (Note 4)	**–**	(700)	(10,284)
Other income (expense), net	**88**	(83)	154
	1,475	213	(13,657)
Income before provision for income taxes	**84,413**	60,188	72,739
Provision for income taxes	**32,321**	23,773	32,834
Net income	**$ 52,092**	$ 36,415	$ 39,905
PER SHARE INFORMATION:			
Net income per common share:			
Basic	**$ 0.78**	$ 0.53	$ 0.59
Diluted	**$ 0.77**	$ 0.51	$ 0.57
Weighted average shares used in computing net income per common share:			
Basic	**66,537**	68,918	68,198
Diluted	**67,912**	70,783	69,449

See accompanying notes.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

(In thousands)

BALANCE, AUGUST 26, 2000

Exchange of Class B Common Stock for Class A Common Stock

Common stock issued under associate stock purchase plan

Amortization of deferred stock compensation

Exercise of common stock options, including income tax benefits of $2,852

Net income

BALANCE, SEPTEMBER 1, 2001

Exchange of Class B Common Stock for Class A Common Stock

Common stock issued under associate stock purchase plan

Purchase of treasury stock

Exercise of common stock options, including income tax benefits of $1,421

Net income

BALANCE, AUGUST 31, 2002

Common stock issued under associate stock purchase plan

Purchase of treasury stock

Exercise of common stock options, including income tax benefits of $3,101

Cash dividends paid ($.05 per share)

Net income

BALANCE, AUGUST 30, 2003

See accompanying notes.

Class A Common Stock		Class B Common Stock		Additional		Treasury Stock		Deferred	
				Paid-In	Retained		Amount	Stock	
Shares	Amount	Shares	Amount	Capital	Earnings	Shares	at Cost	Compensation	Total
35,290	$35	33,739	$34	$229,297	$207,727	1,073	$(21,079)	$(209)	$415,805
260	–	(260)	–	–	–	–	–	–	–
–	–	–	–	–	(433)	(79)	1,568	–	1,135
–	–	–	–	–	–	–	–	209	209
583	1	–	–	9,088	–	–	–	–	9,089
–	–	–	–	–	39,905	–	–	–	39,905
36,133	$36	33,479	$34	$238,385	$247,199	994	$(19,511)	$ –	$466,143
1,342	2	(1,342)	(2)	–	–	–	–	–	–
–	–	–	–	–	(266)	(69)	1,354	–	1,088
–	–	–	–	–	–	3,057	(44,146)	–	(44,146)
1,096	–	–	–	15,179	–	–	–	–	15,179
–	–	–	–	–	36,415	–	–	–	36,415
38,571	$38	32,137	$32	$253,564	$283,348	3,982	$(62,303)	$ –	$474,679
–	–	–	–	–	(557)	(82)	1,768	–	1,211
(153)	–	–	–	–	–	1,283	(22,598)	–	(22,598)
408	1	–	–	8,285	–	–	–	–	8,286
–	–	–	–	–	(3,315)	–	–	–	(3,315)
–	–	–	–	–	52,092	–	–	–	52,092
38,826	**$39**	**32,137**	**$32**	**$261,849**	**$331,568**	**5,183**	**$(83,133)**	**$ –**	**$510,355**

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

For The Fiscal Years Ended	8/30 2003	8/31 2002	9/1 2001
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net income	**$52,092**	$36,415	$39,905
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	**15,360**	15,989	14,909
Amortization of intangible assets	–	–	1,761
Provision for impairment in carrying value of investments	–	700	10,284
Impairment loss on the writedown of goodwill	–	152	–
Loss on disposal of property, plant and equipment	**49**	287	505
Provision for doubtful accounts	**1,579**	1,317	2,358
Stock option income tax benefit	**3,101**	1,421	2,852
Amortization of deferred stock compensation	–	–	209
Deferred income taxes	**6,798**	(406)	3,128
Compensation component of stock options	–	–	72
Changes in operating assets and liabilities:			
Accounts receivable	**(855)**	(376)	1,216
Inventories	**3,961**	27,568	27,363
Prepaid expenses and other current assets	**(5,349)**	(1,662)	(1,538)
Other assets	**(116)**	1,420	(1,718)
Accounts payable and accrued liabilities	**7,056**	2,045	(10,401)
Total adjustments	**31,584**	48,455	51,000
Net cash provided by operating activities	**83,676**	84,870	90,905
CASH FLOWS FROM INVESTING ACTIVITIES:			
Purchases of property, plant and equipment	**(9,623)**	(7,848)	(20,228)
Proceeds from sale of property, plant and equipment	–	–	43
Cash paid for investments	–	–	(1,852)
Net cash used in investing activities	**(9,623)**	(7,848)	(22,037)
CASH FLOWS FROM FINANCING ACTIVITIES:			
Purchases of treasury stock	**(22,598)**	(44,146)	–
Payment of cash dividend	**(3,315)**	–	–
Proceeds from associate stock purchase plan	**1,211**	1,088	1,135
Proceeds from exercise of common stock options	**5,185**	13,758	6,165
Net repayments of notes payable	**(220)**	(210)	(66,911)
Net cash used in financing activities	**(19,737)**	(29,510)	(59,611)
Net increase in cash and cash equivalents	**54,316**	47,512	9,257
CASH AND CASH EQUIVALENTS, beginning of year	**59,978**	12,466	3,209
CASH AND CASH EQUIVALENTS, end of year	**$114,294**	$59,978	$12,466
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:			
Cash paid during the year for:			
Interest	**$ 45**	$ 61	$ 4,019
Income taxes	**$22,516**	$18,053	$27,554

See accompanying notes.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollar amounts in thousands, except per share data)

1. BUSINESS

MSC Industrial Direct Co., Inc. (together with its consolidated subsidiaries, the "Company" or "MSC") is a distributor of industrial supplies and equipment with headquarters in Melville, New York. The Company serves primarily domestic markets through its distribution network, which includes approximately 90 local MSC branches in 36 states, as well as certain other locations related to acquired entities, and regional distribution centers near Harrisburg, Pennsylvania, Elkhart, Indiana, Atlanta, Georgia and Reno, Nevada.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of MSC and its subsidiaries, all of which are wholly owned. All intercompany balances and transactions have been eliminated in consolidation.

Fiscal Year

The Company's fiscal year is on a 52 or 53 week basis, ending on a Saturday close to August 31. The financial statements for fiscal 2003, 2002 and 2001 contain activity for 52 weeks, 52 weeks, and 53 weeks, respectively.

Use of Estimates

The preparation of financial statements, in conformity with accounting principles generally accepted in the United States, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents consist of cash in banks, as well as certain highly liquid investments with original maturities of three months or less.

Concentrations of Credit Risk

The Company's mix of receivables is diverse, with approximately 343,000 combined active customer accounts. The Company sells its products primarily to end-users. The Company performs periodic credit evaluations of its customers' financial condition and collateral is not required. Receivables are generally due within 30 days. The Company evaluates the collectibility of accounts receivable based on numerous factors, including past transaction history with customers and their credit worthiness. Initially, the Company estimates an allowance for doubtful accounts as a percentage of net sales based on historical bad debt experience. This estimate is periodically adjusted when the Company becomes aware of a specific customer's inability to meet its financial obligations (e.g. bankruptcy, etc.), or as a result of changes in the overall aging of accounts receivable.

The Company maintains the majority of its cash and cash equivalents with a high quality financial institution. Deposits held with banks may exceed insurance limits. These deposits may be redeemed upon demand and therefore bear minimal risk.

Inventory Valuation

Inventories consist of merchandise held for resale and are stated at the lower of weighted average cost (using the first-in, first-out method) or market.

Property, Plant and Equipment

Property, plant and equipment are stated at cost less accumulated depreciation. Expenditures for maintenance and repairs are charged to expense as incurred; costs of major renewals and improvements are capitalized. At the time property and equipment are retired or otherwise disposed of, the cost and accumulated depreciation are eliminated from the asset and accumulated depreciation accounts and the profit or loss on such disposition is reflected in income.

Depreciation and amortization of property, plant and equipment are computed for financial reporting purposes on the straight-line method based on the estimated useful lives of the assets.

The Company capitalizes certain payroll costs associated with the development of internal computer systems in accordance with Statement of Position ("SOP") 98-1 "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use." These costs are included within property, plant and equipment in the accompanying consolidated balance sheets. These costs are amortized on a straight-line basis over the estimated useful lives of the related computer systems, not to exceed five years.

In accordance with the provisions of Statement of Financial Accounting Standards ("SFAS") No. 34, "Capitalization of Interest Cost," interest attributable to construction of distribution centers and computer systems are capitalized as part of the cost of the related asset during the period prior to which such assets are available and ready for use. No interest was capitalized by the Company during fiscal years 2003, 2002 and 2001.

Goodwill

Goodwill represents the excess of the purchase price paid over the fair value of the net assets acquired in connection with business acquisitions. Through fiscal 2001, goodwill was amortized on a straight-line basis over 40-year periods. Subsequently, in accordance with the provisions of SFAS No. 142, "Goodwill and Other Intangible Assets", which was adopted by the Company on September 2, 2001, goodwill and intangible assets with indefinite lives are no longer amortized but are reviewed annually (or more frequently, if impairment indicators arise) for impairment. Separable intangible assets that are not deemed to have indefinite lives will continue to be amortized over their useful lives (but with no maximum life). The Company has evaluated its intangible assets to identify goodwill separately from other identifiable intangibles. The Company has classified its intangible assets as goodwill with an indefinite life as no other separately identifiable intangibles exist. The Company's goodwill is no longer amortized, which resulted in an increase in net income of approximately $1,100 for the fiscal year ended August 30, 2003 and August 31, 2002.

Net income for fiscal 2001 includes approximately $1,100 of goodwill amortization expense. Excluding this amount would have resulted in basic net income per common share of $0.60 and diluted net income per common share of $0.59 for fiscal year 2001.

The Company has tested goodwill for impairment using the two-step process prescribed in SFAS No. 142. Based on the impairment test performed, there was no impairment of goodwill for fiscal 2003 and a $152 non-cash charge to earnings in fiscal 2002 for the impairment of goodwill recorded in connection with the fiscal 1995 acquisition of J&S Tool Company, Inc. This impairment loss is included in operating expenses in the accompanying consolidated statement of income for the fiscal year ended August 31, 2002.

Impairment of Long-Lived Assets

The Company periodically evaluates the net realizable value of long-lived assets, including property and equipment, and deferred catalog costs, relying on a number of factors, including operating results, business plans, economic projections and anticipated future cash flows. Impairment is assessed by evaluating the estimated undiscounted cash flows over the asset's remaining life. If estimated cash flows are insufficient to recover the investment, an impairment loss is recognized.

Deferred Catalog Costs

The costs of producing and distributing the Company's principal catalogs are deferred ($14,184 and $13,964 at August 30, 2003 and August 31, 2002, respectively) and included in other assets in the Company's consolidated balance sheets in accordance with SOP 93-7, "Reporting on Advertising Costs." These costs are charged to expense over the period that the catalogs remain the most current source of sales, which period is typically one year or less. The costs associated with brochures and catalog supplements are charged to expense as distributed.

Product Warranties

The Company offers a one-year warranty for certain of its machinery products. The specific terms and conditions of those warranties vary depending upon the product sold. Generally, the Company provides a basic limited warranty, including parts and labor, for these products for one-year. The Company would be able to recoup certain of these costs through product warranties it holds with its original equipment manufacturers, which typically range from thirty to ninety days. In addition, the Company's general merchandise products are covered by third party original equipment manufacturers' warranties. The Company's warranty expense has been minimal.

Revenue Recognition

The Company recognizes revenue upon shipment of products to its customers. The Company reports its sales net of the amount of actual sales returns and the amount of reserves established for anticipated sales returns based upon historical return rates.

Shipping and Handling Costs

In accordance with the Emerging Issue Task Force ("EITF") issue 00-10, "Accounting for Shipping and Handling Fees and Costs", the Company includes shipping and handling fees billed to customers in net sales and shipping and handling costs associated with outbound freight in operating expenses in the accompanying consolidated statements of income. The shipping and handling costs in operating expenses were approximately $40,411, $37,300, and $40,800 for the fiscal years ended August 30, 2003, August 31, 2002 and September 1, 2001, respectively.

Stock Based Compensation

The Company accounts for its stock option plans utilizing the intrinsic value method, under the recognition and measurement principles of Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations. No compensation expense is reflected in net income, as all options granted under the stock option plans had an exercise price equal to the market value of the underlying common stock on the date of grant. Interim proforma information regarding net income and net income per common share is required by Statement of Financial Accounting Standards ("SFAS") No. 148, Accounting for Stock-Based Compensation–Transition and Disclosure, if the Company accounts for its stock options granted under the intrinsic value method.

The following table illustrates the effect on net income and net income per share if the Company had applied the fair value recognition provisions, under which compensation expense would be recognized as incurred, of SFAS No. 123, Accounting for Stock-Based Compensation, to stock-based employee compensation.

	2003(a)	2002	2001
Net income:	**$52,092**	$36,415	$39,905
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	**7,234**	12,594	12,693
Pro forma net income	**$44,858**	$23,821	$27,212
Net income per common share:			
Net income per common share, as reported	**$ .78**	$ .53	$ .59
Net Income per common share, pro forma	**.67**	.35	.40
Diluted net income per common share, as reported	**$ .77**	$ .51	$ .57
Diluted net income per common share, pro forma	**.66**	.34	.39

(a) The stock-based employee compensation expense and pro-forma net income amounts in fiscal 2003 reflect a cumulative catch-up adjustment in the amount of $4,200 for actual option forfeitures which have been greater than the historical estimated forfeitures rate.

The effects of applying SFAS No. 123 in this pro forma disclosure are not indicative of future amounts.

Affiliates

The Company is affiliated with various real estate entities (together, the "Affiliates"). The Affiliates are owned primarily by the Company's principal shareholders. See Note 11 for discussion of related-party transactions with the various real estate entities.

Fair Value of Financial Instruments

The carrying values of the Company's financial instruments, including cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities approximate fair value because of the short maturity of these instruments. The fair value of the Company's debt, including current maturities are estimated based on quoted market prices for the same or similar issues or on current rates offered to the Company for debt of the same remaining maturities. The carrying amounts of the Company's debt at August 30, 2003 and August 31, 2002 approximates its fair value.

Comprehensive Income

The Company complies with the provisions of SFAS No. 130, "Reporting Comprehensive Income," which establishes standards for the reporting of comprehensive income and its components. For fiscal years 2003, 2002 and 2001, the Company's operations did not give rise to items includable in comprehensive income which were not already included in net income. Accordingly, the Company's comprehensive income is the same as its net income for all periods presented.

Web site development costs

The Company complies with the provisions of EITF Issue 00-02, "Accounting for Web Site Development Costs." This standard categorizes certain costs as an internal use of software, which would be subject to the requirements of SOP 98-1, while other costs would be subject to capitalization or expense pursuant to SOP 93-7.

Income Taxes

The Company provides for income taxes in accordance with the asset and liability method specified by SFAS No. 109, "Accounting for Income Taxes." The deferred income tax amounts included in the consolidated balance sheets are determined based on the differences between the financial statement and tax bases of assets and liabilities as measured by the enacted tax rates that will be in effect when these differences reverse. Differences between assets and liabilities for financial statement and tax return purposes are principally related to inventories and depreciable lives of assets.

Segment Reporting

The Company's results of operations are reviewed by the Chief Operating Officer on a consolidated basis and the Company operates in only one segment.

Common Stock

Each holder of the Company's Class A common stock is entitled to one vote for each share held of record on the applicable record date on all matters presented to a vote of shareholders, including the election of directors. The holders of Class B common stock are entitled to ten votes per share on the applicable record date and are entitled to vote, together with the holders of the Class A common stock, on all matters which are subject to shareholder approval. Holders of Class A common stock and Class B common stock have no cumulative voting rights or preemptive rights to purchase or subscribe for any stock or other securities and there are no conversion rights or redemption or sinking fund provisions with respect to such stock.

The holders of the Company's Class B common stock have the right to convert their shares of Class B common stock into shares of Class A common stock at their election and on a one-to-one basis, and all shares of Class B common stock convert into shares of Class A common stock on a one-to-one basis upon the sale or transfer of such shares of Class B common stock to any person who is not a member of the Jacobson or Gershwind families.

Preferred Stock

The Company has authorized 5 million shares of preferred stock. The Company's Board of Directors has the authority to issue shares of preferred stock. Shares of preferred stock have priority over the Company's Class A Common Stock and Class B Common stock with respect to dividend or liquidation rights, or both. As of August 30, 2003, there were no shares of preferred stock issued or outstanding.

Recently Issued Accounting Pronouncements

In June 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." SFAS No. 146 nullifies EITF Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity," under which a liability for an exit cost was recognized at the date of an entity's commitment to an exit plan. SFAS No. 146 requires that a liability for a cost associated with an exit or disposal activity be recognized at fair value when the liability is incurred. The provisions of this statement are effective for exit or disposal activities that are initiated after December 31, 2002. The adoption of this statement did not have a material impact on the Company's consolidated financial statements.

In November 2002, the FASB reached a consensus on EITF Issue No. 02-16, Accounting by a reseller for Cash Consideration Received from a Vendor. EITF Issue No. 02-16 addresses how a reseller of a vendor's product should account for cash consideration received from a vendor and how to measure that consideration in its income statement. Certain provisions of EITF No. 02-16 were effective November 22, 2002 and other provisions were effective after December 31, 2002. The EITF did not have a material impact on the Company's consolidated financial statements.

In January 2003, the FASB issued Interpretation No. 46 ("FIN 46"), "Consolidation of Variable Interest Entities", which clarifies the application of Accounting Research Bulletin No. 51, "Consolidated Financial Statements", relating to consolidation of certain entities. First, FIN 46 requires identification of the Company's participation in variable interests entities ("VIE"), which are defined as entities with a level of invested equity that is not sufficient to fund future activities to permit them to operate on a standalone basis, or whose equity holders lack certain characteristics of a controlling financial interest. Then, for entities identified as VIE, FIN 46 sets forth a model to evaluate potential consolidation based on an assessment of which party to the VIE, if any, bears a majority of the exposure to its expected losses, or stands to gain from a majority of its expected returns. FIN 46 also sets forth certain disclosures regarding interests in VIE that are deemed significant, even if consolidation is not required. The standard is effective during the first quarter of fiscal 2004. The adoption of this standard is not expected to have a material impact on the Company's consolidated financial statements.

In January 2003, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation Transition and Disclosure," to provide alternative methods of transition for an entity that voluntarily changes to the fair value-based method of accounting for stock-based employee compensation. This statement also amends the disclosure provisions of that statement to require prominent disclosure about the effects on reported net income of an entity's accounting policy decisions with respect to stock-based employee compensation. Finally, the statement amends APB Opinion No. 28, "Interim Financial Reporting," to require disclosure about those effects in interim financial information. The amendments to APB Opinion No. 28 are effective for financial reports containing condensed financial statements for interim periods beginning after December 15, 2002. The disclosure provisions of this statement were adopted by the Company during the third quarter ended May 31, 2003.

3. NET INCOME PER SHARE

The Company follows the provisions of SFAS No. 128, "Earnings Per Share." Basic net income per common share ("Basic EPS") is computed by dividing net income by the weighted average number of common shares outstanding. Diluted net income per common share ("Diluted EPS") is computed by dividing net income by the weighted average number of common shares and dilutive common share equivalents and convertible securities then outstanding. SFAS No. 128 requires the presentation of both Basic EPS and Diluted EPS on the face of the consolidated statements of income.

The following provides a reconciliation of information used in calculating the per share amounts for the fiscal years ended August 30, 2003, August 31, 2002 and September 1, 2001, respectively:

	Net Income			Shares			Net Income Per Share		
	2003	2002	2001	**2003**	2002	2001	**2003**	2002	2001
BASIC EPS:									
Net income	**$52,092**	$36,415	$39,905	**66,537**	68,918	68,198	**$0.78**	$0.53	$0.59
Effect of dilutive associate stock options	–	–	–	**1,375**	1,865	1,251	**(.01)**	(.02)	(.02)
DILUTED EPS:									
Net income	**$52,092**	$36,415	$39,905	**67,912**	70,783	69,449	**$0.77**	$0.51	$0.57

Options to purchase approximately 268,000, 845,000 and 999,000 shares of Class A common stock in fiscal 2003, 2002 and 2001, respectively, were not included in the computation of Diluted EPS because the exercise price exceeded the average market price of common shares for the period. These options were still outstanding at the end of the related periods.

4. INVESTMENTS

During Fiscal 2001 and 2002 the Company reviewed its equity investments in certain Internet companies for impairment based upon certain economic indicators and specific events and circumstances, including these entities' difficulty in raising additional capital, and the inability of these entities to achieve business plan objectives and planned financial results. Pursuant to the Company's evaluation of the respective carrying amounts of each investment, the remaining investment carrying value of $700 ($424, net of tax benefits, or $0.01 per diluted share) was charged against earnings during the fourth quarter of fiscal 2002 and $10,284 ($9,900, net of tax benefits, or $.14 per diluted share) was charged against earnings in fiscal 2001. As of August 30, 2003 and August 31, 2002 the Company no longer had any equity investments.

The provision for income taxes in fiscal 2001 was substantially affected by the present non-deductibility of a significant portion of the Company's impairment charge on its Internet investments. Accordingly, the Company's effective tax rate is significantly higher than in other periods (Note 6).

5. PROPERTY, PLANT AND EQUIPMENT

The following is a summary of property, plant and equipment and the estimated useful lives used in the computation of depreciation and amortization:

	Number of Years	**8/30 2003**	8/31 2002
Land	–	**$ 11,552**	$ 11,552
Building	40	**50,704**	50,311
Building and leasehold improvements	The lesser of the life of the lease or 31.5	**17,524**	16,653
Furniture, fixtures and equipment	3-10	**54,151**	50,161
Automobiles	5	**427**	426
Computer systems	3-5	**57,521**	53,242
		191,879	182,345
Less: accumulated depreciation and amortization		**84,944**	69,624
		$106,935	$112,721

The amount of capitalized interest, net of accumulated amortization, included in property, plant and equipment is $1,360 and $1,464 at August 30, 2003 and August 31, 2002, respectively.

6. INCOME TAXES

The provision for income taxes is comprised of the following:

For the Fiscal Years Ended	**8/30 2003**	8/31 2002	9/1 2001
CURRENT:			
Federal	**$ 20,802**	$ 19,675	$24,515
State and local	**4,721**	4,504	5,191
	25,523	24,179	29,706
DEFERRED:			
Federal	**5,542**	(166)	(350)
State and local	**1,258**	(76)	(74)
Valuation Allowance	**(2)**	(164)	3,552
	6,798	(406)	3,128
Total	**$ 32,321**	$ 23,773	$32,834

Significant components of deferred tax assets and liabilities are as follows:

For the Fiscal Years Ended	**8/30 2003**	8/31 2002
CURRENT AND NON-CURRENT DEFERRED TAX LIABILITIES:		
Depreciation	**$(22,622)**	$(21,731)
Deferred catalog costs	**(5,603)**	(5,523)
Goodwill	**(614)**	(473)
	(28,839)	(27,727)
CURRENT AND NON-CURRENT DEFERRED TAX ASSETS:		
Accounts receivable	**(258)**	1,891
Inventory	**6,024**	9,215
Deferred compensation	**991**	620
Internet investments	**3,386**	3,388
Other	**4,294**	5,011
Valuation allowance	**(3,386)**	(3,388)
	11,051	16,737
Net Deferred Tax Liabilities	**$(17,788)**	$(10,990)

The Company records a valuation allowance to properly reflect the estimated amount of deferred tax assets that most likely will not be realized due to the capital loss generated by the impairment charge on its Internet investments (Note 4). The valuation allowance was approximately $3,386 and $3,388 for fiscal 2003 and fiscal 2002 respectively.

Reconciliation of the statutory Federal income tax rate to the Company's effective tax rate is as follows:

For the Fiscal Years Ended	**8/30 2003**	8/31 2002	9/1 2001
U.S. Federal statutory rate	**35.0%**	35.0%	35.0%
State income taxes, net of Federal benefit	**4.8**	4.8	5.2
Other, net	**(1.5)**	–	–
Valuation allowance	–	(0.3)	4.9
Effective income tax rate	**38.3%**	39.5%	45.1%

7. ACCRUED LIABILITIES

Accrued liabilities consist of the following:

For the Fiscal Years Ended	**8/30 2003**	8/31 2002
Accrued compensation costs	**$15,120**	$14,356
Accrued fringe benefits	**5,886**	4,330
Accrued catalog costs	**5,563**	5,483
Accrued sales tax	**3,583**	3,469
Accrued other	**18,254**	12,220
Total accrued liabilities	**$48,406**	$39,858

8. LONG-TERM NOTES PAYABLE

Long-term notes payable consist of the following:

For the Fiscal Years Ended	**8/30 2003**	8/31 2002
Revolving credit agreement(a)	**$ –**	$ –
Term notes payable(b)	**1,301**	1,521
	1,301	1,521
Less: current portion	**169**	213
	$ 1,132	$ 1,308

(a) As of August 30, 2003, the Company had an available $110 million revolving credit agreement with a group of banks. There were no outstanding borrowings at August 30, 2003 or August 31, 2002. Interest on amounts borrowed may be paid at a rate per annum equal to the bank's base rate (4.0% at August 30, 2003) or, alternatively, at the bankers' acceptance rate or LIBOR rate plus margins, which vary from 0.65% to 1.25% per annum. This credit facility contains certain covenants limiting mergers, use of proceeds, indebtedness, liens, investments, sales of assets, acquisitions, and payment of dividends. This credit facility also contains certain standard financial covenants. As of August 30, 2003, the Company was in compliance with all financial covenants.

(b) The term notes payable consist primarily of a note payable to the Pennsylvania Industrial Development Authority which is secured by the land on which the Harrisburg, Pennsylvania distribution center is located and bears interest at 3% per annum payable in monthly installments of approximately $20 through September 2011.

Maturities of notes payable are as follows:

Fiscal Year	
2004	169
2005	140
2006	151
2007	156
2008	161
Thereafter	524
	$ 1,301

9. CAPITAL STOCK AND DIVIDENDS

Treasury Stock Purchases

On September 26, 2002 the Board of Directors of the Company approved the replenishment of the Company's stock repurchase plan (the "Plan") that allows for the repurchase of up to 5 million shares of the Company's Class A common stock. The Plan allows the Company to repurchase shares at any time and in any increments it deems appropriate. During fiscal 2003 and fiscal 2002, the Company repurchased 1,283,000 shares and 3,057,000 shares of its Class A Common Stock for $22,598 and $44,146, respectively, which is reflected at cost as treasury stock in the accompanying consolidated financial statements. The Company reissued approximately 82,000 and 69,000 shares of treasury stock during fiscal 2003 and 2002, respectively, to fund the associate stock purchase plan (Note 10).

Cash Dividend

On July 10, 2003, the Board of Directors instituted a policy of regular quarterly cash dividends to shareholders. The Board of Directors established a quarterly dividend rate of $0.05 per share, or $0.20 per share annually. This policy is reviewed regularly by the Board of Directors. The first dividend was paid on August 11, 2003 for approximately $3.3 million to shareholders of record at the close of business on July 31, 2003. On October 29, 2003 the board of directors approved a second dividend of $.05 per share payable on November 26, 2003 to shareholders of record at the close of business on November 17, 2003. The dividend will result in an anticipated payout of approximately $3.3 million based on the number of shares currently outstanding. The provisions of the Company's revolving credit agreement limit the payment of dividends in each fiscal year to 50% of net income in the immediately preceding fiscal year plus $10.0 million.

10. ASSOCIATE BENEFIT PLANS

Stock Purchase Plan

The Company has established a qualified Stock Purchase Plan, the terms of which allow for qualified associates (as defined) to participate in the purchase of up to a maximum of 500,000 shares of the Company's Class A common stock at a price equal to 85% of the closing price at the beginning of each stock purchase period. The associates purchased approximately 82,000 and 69,000 shares of common stock during fiscal 2003 and 2002 pursuant to this plan at an average per share price of $14.78 and $15.82, respectively. As of August 30, 2003, approximately 151,000 shares remain reserved for issuance under this plan.

Savings Plan

The Company maintains a defined contribution plan with both a profit sharing feature and a 401(k) feature which covers all associates who have completed at least one month of service with the Company. For fiscal 2003, 2002 and 2001, the Company contributed $1,529, $1,478 and $1,222, respectively, to the plan. Company contributions are discretionary.

Stock Option Plan

The Company maintains the MSC Industrial Direct Co., Inc. 1995, 1998 and 2001 Stock Option Plans, pursuant to which options to purchase an aggregate of up to 15 million shares of the Company's Class A common stock have been or may be granted. Options may be granted to key associates, directors and consultants over terms not to exceed ten years and they generally vest ratably over five years. Vesting requirements other than the aforementioned are set forth by the Board of Directors when the award is granted. As of August 30, 2003, 4,505,000 shares remain reserved for issuance under this plan.

A summary of the status of the Company's stock option plans at August 30, 2003, August 31, 2002 and September 1, 2001 and changes during the years then ended is presented in the table and narrative below:

For the Fiscal Years Ended	**Shares**	**2003 Weighted Average Exercise Price**	Shares	2002 Weighted Average Exercise Price	Shares	2001 Weighted Average Exercise Price
(in thousands)						
Outstanding – beginning of year	**7,347**	**$14.00**	6,616	$13.61	6,268	$13.40
Granted	**23**	**17.40**	2,043	14.28	1,323	14.07
Exercised	**(408)**	**12.70**	(1,096)	12.54	(527)	14.31
Cancelled/forfeited	**(142)**	**14.36**	(216)	14.12	(448)	13.61
Outstanding – end of year	**6,820**	**14.09**	7,347	14.00	6,616	13.61
Exercisable – end of year	**3,829**	**14.60**	2,895	14.69	2,785	14.36
Weighted average fair value of options granted		**$10.23**		$ 9.25		$ 9.21

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions:

	2003	2002	2001
Expected life (years)	**7.5**	7.5	7.5
Risk-free interest rate	**3.8%**	4.7%	6.0%
Volatility	**51.9%**	57.1%	56.4%
Dividend yield	**0.0%**	0.0%	0.0%

The following table summarizes information about stock options outstanding at August 30, 2003:

Range of Exercise Prices	Number of Options Outstanding at 8/30/2003	Weighted Average Remining Contractural Life	Weighted Average Exercise Price	Number of Options Exercisable at 8/30/2003	Weighted Average Exercise Price
$ 7.75 - $11.63	1,084	5.3	$ 8.18	604	$ 8.51
11.64 - 17.46	4,831	6.5	14.37	2,423	14.43
17.47 - 26.21	877	5.0	19.35	774	19.43
26.22 - 28.06	28	4.6	26.87	28	26.87
	6,820		$14.09	3,829	$14.60

11. COMMITMENTS AND CONTINGENCIES

Leases

Certain of the operations of the Company are conducted on leased premises, some of which are leased from affiliates. The leases (most of which require the Company to provide for the payment of real estate taxes, insurance and other operating costs) are for varying periods, the longest extending to the year 2023. In addition, the Company is obligated under certain equipment and automobile operating leases, which expire on varying dates through 2007. At August 30, 2003, approximate minimum annual rentals on such leases are as follows:

Fiscal Year	Total (Including Related Party Commitments)	Related Party Commitments
2004	$ 5,887	$ 1,859
2005	4,355	1,797
2006	3,762	1,797
2007	2,426	1,808
2008	2,045	1,803
Thereafter	26,726	26,400
Total	$45,201	$35,464

Total rental expense (exclusive of real estate taxes, insurance and other operating costs) for all operating leases for fiscal 2003, 2002 and 2001 was approximately $5,007, $5,055 and $5,230, respectively, including approximately $1,871, $1,699 and $1,723, respectively, paid to affiliates. In the opinion of the Company's management, the leases with affiliates are on terms which approximate fair market value.

Self-Insurance

The Company has a self-insured group health plan. The Company is responsible for all covered claims to a maximum liability of $300 per participant during a September 1 plan year. Benefits paid in excess of $300 are reimbursed to the plan under the Company's stop loss policy. Group health plan expense for fiscal 2003, 2002 and 2001 was approximately $19,535, $18,564 and $14,476, respectively.

Employment Agreements

The Company has entered into employment and consulting agreements with various of the Company's officers and with certain selling shareholders of acquired businesses. The future minimum commitments under these agreements are as follows:

Fiscal Year	Number of Individuals	Aggregate Annual Amount
2004	5	$708

12. LEGAL PROCEEDINGS

On August 8, 2002, the Company, its directors and certain of its officers were sued in the United States District Court for the Eastern District of New York in an action entitled Thomas Nunziata vs. MSC Industrial Direct Co., Inc. et. al (CV No. 02 4422). Plaintiff, on behalf of a class of the Company's stockholders, sought unspecified damages based on his allegations arising from the Company's announcement that it would restate its consolidated financial statements for fiscal years 1999 through 2001 and the first three quarters of fiscal 2002. Plaintiff alleged that during the periods affected by the restatement, the Company, its directors and certain of its officers violated Sections 10(b) and 20(a) of the Securities Exchange Act of 1934, and Rule 10b-5 promulgated thereunder, by materially misleading the investing public by making false statements in order to inflate the price of the Company's common stock. On August 14, 2002, the Company and certain of its officers and directors were sued in the United States District Court for the Eastern District of New York in an action entitled Sandra Joan Malin Revocable Trust vs. MSC Industrial Direct Co., Inc. et al. (CV No. 02 4503). The allegations in this matter were substantially similar to those made in the Nunziata action. On September 11, 2002, these actions were consolidated under the caption In re MSC Industrial Direct Co., Inc. Securities Litigation (CV No. 02 4422). A lead plaintiff, International Association of Machinists National Pension Fund, was named on November 6, 2002, and such lead plaintiff filed a consolidated amended class action complaint on December 23, 2002. The Court granted the Company's motion to dismiss the amended complaint on September 13, 2003. The plaintiffs were granted leave to re-plead their complaint and had until October 28, 2003 to file a second amended complaint. On October 28, 2003, the parties entered into a Memorandum of Understanding to settle the matter for $1,250. It is anticipated that substantially all of the settlement will be covered by insurance. Finalization of the settlement will require the approval of the Court.

There are no other material legal proceedings pending against MSC.

SHAREHOLDERS' INVESTMENT

MSC's Class A Common Stock is traded on the New York Stock Exchange (the "NYSE") under the symbol "MSM." MSC's Class B Common Stock is not traded over any public market.

The following table sets forth the range of the high and low closing sales prices as reported by the NYSE along with the cash dividends per share for the period from September 1, 2001 to August 30, 2003.

	Price of Class A Common Stock		Dividend Per Share Common Stock
Fiscal Year Ended 8/30/2003	**High**	**Low**	**Class A & Class B**
First Quarter	**$17.73**	**$10.26**	**$ —**
Second Quarter	**19.49**	**16.60**	—
Third Quarter	**19.50**	**15.99**	—
Fourth Quarter	**21.78**	**17.24**	**.05**
Fiscal Year Ended 8/31/2002	High	Low	Class A & Class B
First Quarter	$19.07	$14.50	$ —
Second Quarter	21.55	18.23	—
Third Quarter	23.90	17.80	—
Fourth Quarter	20.00	10.51	—

See Note 9 to the consolidated financial statements.

On November 3, 2003, the last reported sales price for MSC's Class A Common Stock on the NYSE was $24.56 per share. The approximate number of holders of record of MSC's Class A Common Stock as of November 3, 2003 was 603. The number of holders of record of MSC's Class B Common Stock as of November 3, 2003 was 14.

MSC Industrial Direct Co., Inc.

BOARD OF DIRECTORS

Mitchell Jacobson
Chairman of the Board
MSC Industrial Direct Co., Inc.

Sidney Jacobson
Vice Chairman of the Board and
Chairman Emeritus
MSC Industrial Direct Co., Inc.

Denis Kelly (1) (2)
Partner
Scura, Rise and Partners LLC

Roger Fradin (1) (2)
President and Chief Executive Officer
Automation & Control Products
Honeywell International

Philip Peller (1) (2)
Business Consultant;
Retired Partner, Arthur Andersen LLP

Raymond Langton (1) (2)
Co-founder and Chief Executive Officer
Applied Tech Products

David Sandler
MSC Industrial Direct Co., Inc.

Charles Boehlke
MSC Industrial Direct Co., Inc.

James Schroeder
MSC Industrial Direct Co., Inc.

Shelley Boxer
MSC Industrial Direct Co., Inc.

(1) Audit Committee
(2) Compensation Committee

EXECUTIVE OFFICERS

Mitchell Jacobson
Chairman of the Board and Chief Executive Officer

Sidney Jacobson
Vice Chairman of the Board and
Chairman Emeritus

David Sandler
President and Chief Operating Officer

Charles Boehlke
Executive Vice President and
Chief Financial Officer

Ross Anker
Senior Vice President,
Product Management and Information Systems

Tom Cox
Senior Vice President, Sales

James Schroeder
Senior Vice President, Logistics

Shelley Boxer
Vice President, Finance

Thomas Eccleston
Vice President, Plant & Equipment and Secretary

Barbara Schwartz
Vice President

ANNUAL MEETING

The 2003 Annual Meeting of Shareholders will be held at:
Fleet Bank – Melville
Long Island, New York
on Tuesday, January 6, 2004 at 9 a.m.

COMPANY HEADQUARTERS

MSC Industrial Direct Co., Inc.
75 Maxess Road
Melville, New York 11747
(516) 812-2000

INVESTOR RELATIONS CONTACT

Shelley Boxer
MSC Industrial Direct Co., Inc.
(516) 812-2000

The Company's 10-K and other financial data will be provided upon request to MSC Industrial Direct Co., Investor Relations Coordinator, at Company Headquarters.

Visit the Company's website on the Internet at www.MSCdirect.com

COMMON STOCK LISTED

MSC Industrial Direct Co, Inc. shares are traded on the New York Stock Exchange under the symbol "MSM."

INDEPENDENT AUDITORS

Ernst & Young LLP
Melville, New York

INVESTOR RELATIONS COUNSEL

Financial Dynamics
New York, New York

LEGAL COUNSEL

KMZ Rosenman LLP
New York, New York

REGISTRAR AND TRANSFER AGENT

American Stock Transfer & Trust Co.
59 Maiden Lane, Plaza Level
New York, New York 10038

ASSOCIATES

The Company had 2,853 associates on October 21, 2003, of which 2,691 were full-time.

DIVIDEND POLICY

The Company has instituted a policy of regular quarterly cash dividends to shareholders. Initially, the quarterly dividend rate will be $0.05 per share, or $0.20 per share annually.


Industrial
Direct Co., Inc.

75 Maxess Road · Melville, New York 11747
(516) 812-2000 · www.mscdirect.com